Exhibit 21.1

Subsidiaries of Nektar Therapeutics*

Name	Jurisdiction of Incorporation or Organization
Nektar Therapeutics UK, Ltd.	United Kingdom
Inhale Therapeutic Systems Deutschland GmbH	Germany
Nektar Therapeutics (India) Pvt. Ltd	India
Aerogen, Inc.	Delaware

*	Includes subsidiaries that do not fall under the definition of “Significant Subsidiary” as defined under Rule 1-02(w) of Regulation S-X.